Exhibit 10.8

April 25, 2018

Sam Tawfik

LMP Automotive Holdings, Inc.

1000 5th Street, Suite 405

Miami Beach, FL 33139

Dear Mr. Tawfik:

This letter is to confirm and specify the terms of our engagement with LMP Automotive Holdings Inc., for the services performed during the period January 1, 2018 through December 31, 2018 and to clarify the nature and extent of the services we will provide. Our engagement will be designed to perform the following services:

1. See Attachment A

It is your responsibility to maintain and provide us as necessary with the documentation required to prepare complete and accurate returns, including but not limited to the original cost basis of assets sold, auto, travel, entertainment, related expenses, and charitable contributions. You should retain all documents, books, and records that form the basis of income and deductions. The documents may be necessary to prove the accuracy and completeness of the returns to a taxing authority. If you have any questions as to the type of records required, please ask us for advice in that regard. It is also your responsibility to carefully examine and approve your completed tax returns before signing and mailing them to the tax authorities. We are not responsible for the disallowance of doubtful deductions or inadequately supported documentation, nor for resulting taxes, penalties and interest.

Additionally, you are responsible for providing us all information necessary to identify (i) all states and foreign countries in which you “do business” or derive income and (ii) the extent of business operations in each relevant state and/or country. Based upon the state income information which you provide, we will inform you of any additional state income tax filing requirements in addition to the above listed state returns.

If you have derived income from a foreign country, we will use the foreign country income information which you provide to calculate any applicable federal or state foreign tax credit or other affected federal or state income tax items. However, you are responsible for meeting any foreign country income tax or other foreign country reporting requirements absent our agreement to assist in coordination or preparation.

We will not audit or verify the data you submit, although we may ask you to clarify it, or furnish us with additional data. Our work in connection with the preparation of your income tax returns does not include any procedures designed to discover defalcations or other irregularities, should any exist.

Daszkal Bolton LLP | 561.367.1040 | dbllp.com
2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632
490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252
4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828

Mr. Tawfik

LMP Automotive Holdings, Inc. & Subsidiaries

April 25, 2018

Recent legislation increased the penalty that may be imposed where a taxpayer substantially understates income. Taxpayers, other than “tax shelters”, may seek to avoid all or part of the penalty by showing that the relevant facts affecting the item’s tax treatment were adequately disclosed on the return. You agree to advise us, or otherwise comply with this requirement based upon the following narrative, if you wish such disclosure to be made in your returns.

We will use our professional judgment in preparing your returns. Whenever we are aware that a possible applicable tax law is unclear or that there are conflicting authoritative interpretations of the law (such as by tax agencies and courts), we will explain the possible positions that may be taken on your return. We will follow whatever position you request on your return as long as it is consistent with the statutes, regulations and interpretations that have been promulgated by the government, including an assessment that the position will more likely than not be sustained.

If we conclude, as a result of our research, that you are required to disclose a transaction on your tax return, you consent to attach a Disclosure Statement (Form 8275) or Regulation Disclosure Statement (8275-R) to your return after we discuss the situation with you. If the Internal Revenue Service should later contest the position taken, there may be an assessment of additional tax, interest and penalties. We assume no liability for any such additional penalties or assessments.

Our fees for these services will be based upon the time incurred at our standard hourly rates. The total fixed fee of $28,500 for items 1, 2, and 3 will be billed in conjunction with the planned flow of work, as follows:

May 15, 2018	$7,000
June 15, 2018	$7,000
July 15, 2018	$7,000
August 15, 2018	$7,000

The following work be billed at our standard hourly rates. We bill an initial retainer and we will issue additional invoices as we incur time in excess of the retainer amounts.

SEC Drafting & MD&A	$5,000 Retainer
Internal Control	$5,000 Retainer

We are responsible for preparing only the returns listed above. Our fee does not include responding to inquiries or examination by taxing authorities or any services not specifically stated in this letter. Services performed outside the scope of the above will be billed at our standard hourly rates and covered by the provisions of this letter. Any significant services outside the scope will be discussed with you in advance, prior to performing the services.

Mr. Tawfik

LMP Automotive Holdings, Inc. & Subsidiaries

April 25, 2018

In the event we are requested by you, or are required by government regulation, subpoena, or other legal process to produce our documents or our personnel with respect to our engagement you will be required to be reimbursed us for our professional time and expenses, as well as fees and expenses of counsel incurred in responding to such requests.

In recognition of the relative risks and benefits of this agreement, both the client and the accounting firm have discussed and have agreed on the fair allocation of risk between them. As such, the client agrees, to the fullest extent permitted by law, to limit the liability of the accounting firm to the client for any and all claims, losses, costs, and damages of any nature whatsoever, so that the total aggregate liability of the accounting firm to the client shall not exceed one times the accounting firm’s total fee for services rendered under this agreement. The client and the accounting firm intend and agree that this limitation apply to any and all liability or cause of action against the accounting firm, however alleged or arising, unless otherwise prohibited by law.

If any dispute arises among the parties hereto, the parties agree first to try in good faith to settle the dispute by mediation administered by an association such as the American Arbitration Association under its Rules for Professional Accounting and Related Services Disputes before arbitration. All disputes among the parties hereto that are unresolved after mediation shall be settled by binding arbitration in accordance with the Rules for Professional Accounting and Related Services Disputes of an association such as the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Costs of any mediation and/or arbitration proceedings shall be shared equally by all parties.

From time to time during our relationship you may seek our advice with regard to potential investments. We are not investment advisors. Accordingly, we suggest that you seek the advice of qualified investment advisors appropriate to each investment being considered. Unless otherwise specifically agreed to in a separate engagement letter or in a written addendum or amendment to this engagement letter signed by the parties, we will not advise you regarding the economic viability or consequences of an investment or whether you should or should not make a particular investment.

At Daszkal Bolton LLP, it is our goal to provide clients with services that add value. As you can appreciate, our most valuable asset is our staff. Our firm invests a great deal of time and effort to train our staff, as well as substantial financial resource to attract and retain top professionals. Accordingly, the Company and any of its affiliates will not attempt to employ our staff on either a part-time or full-time basis. In the event that a member of our staff is hired by the Company or any of its affiliates, the Company agrees to pay Daszkal Bolton LLP 50% of the individual’s current year’s annualized compensation. This agreement shall remain in effect for one year subsequent to termination, by either party, of this engagement. This fee is due upon commencement of employment.

Mr. Tawfik

LMP Automotive Holdings, Inc. & Subsidiaries

April 25, 2018

Your returns may be selected for review by the taxing authorities. Any proposed adjustments by-the examining agent are subject to certain rights of appeal. In the event of such government tax examination, we will be available upon request to represent you and will render additional invoices for the time and expenses incurred.

It is our firm’s policy to retain copies of your tax returns for seven years, after which they will be destroyed. However, Daszkal Bolton LLP does not keep any original client records, so we will return those to you at the completion of the services rendered under this engagement. When records are returned to you, it is your responsibility to retain and protect your records for possible future use, including potential examination by any government or regulatory agencies.

If the above fairly sets forth your understanding, please sign the enclosed copy of this letter and return it to us.

We appreciate the opportunity to be of service to you.

Very truly yours,

DASZKAL BOLTON LLP

For the Firm

Craig Podradchik, CPA, P.A.

Partner

Agreed to and authorized

By:	/s/ Sam Tawfik	Date 4/27/18
Mr. Sam Tawfik

Attachment A

Scope of Services and Professional Fees

Daszkal Bolton is committed to providing you timely quality service at competitive fees.

Our fees are based on the complexity of the work, the time required by the individuals assigned to the engagement and the level of expertise needed/necessary for the engagement under which work is performed. We are looking forward to working with you; therefore, the fees and rates quoted below reflect our desire to develop a long-term relationship with you and Silver.

Services to be provided and estimated fees are as follows:

Audit and Tax Services	Proposed Fee
Monthly write up services for LMP Automotive Holdings, Inc. & Subsidiaries (Subject to change as transaction volume increases)	$1,750 per month

Federal, state and local Tax Compliance for LMP Automotive Holdings, Inc. & Subsidiaries	$4,000 $500 per state

Preparation of ASC740 Provision for Income Tax to provide to audit firm	$2,500

Generation of financial portion of forms to be filed with the SEC	Billed at firm hourly rates

Assist the Company’s management with narratives for significant financial processes and walkthrough documentation and update descriptions of key controls for significant process as identified by the management of the Company; 1 month follow-up	Billed at firm hourly rates

Assist the Company’s management in the testing of key controls for significant processes as identified by the management of the Company	Billed at firm hourly rates

Daszkal Bolton LLP | 561.367 1040 | dbllp.com

2401 NW Boca Raton Boulevard | Boca Raton | Florida 33431-6632

490 Sawgrass Corporate Parkway, Suite 200 | Sunrise | Florida 33325-6252

4455 Military Trail, Suite 201 | Jupiter | Florida 33458-4828

5